UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MERUS N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5749R 100

(CUSIP Number)

May 24, 2016

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R 100	Schedule 13G	Page1 of 6 Pages

1	NAMES OF REPORTING PERSONS Novartis Bioventures Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,181,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,181,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON CO (Corporation)

CUSIP No. N5749R 100	Schedule 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Novartis AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,181,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,181,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON CO (Corporation)

CUSIP No. N5749R 100	Schedule 13G	Page 3 of 6 Pages

ITEM 1.	(a)	Name of Issuer:

Merus N.V. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Padualaan 8 (postvak 133), 3584 CH Utrecht, the Netherlands

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Novartis Bioventures Ltd.
Novartis AG

	(b)	Address or Principal Business Office:

The address of the principal business office of Novartis Bioventures Ltd. is 131 Front Street, Hamilton, Bermuda HM12.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

	(c)	Citizenship of each Reporting Person is:

Novartis Bioventures Ltd. is organized under the laws of Bermuda. Novartis AG is organized under the laws of Switzerland.

	(d)	Title of Class of Securities:

Common Shares with a nominal value of €0.09 (“Common Shares”).

	(e)	CUSIP Number:

N5749R 100
ITEM 3.

Not applicable.

CUSIP No. N5749R 100	Schedule 13G	Page 4 of 6 Pages

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of the date of this filing, based upon 16,080,356 Common Shares outstanding as of May 26, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Novartis Bioventures Ltd.	2,181,320	13.6%	0	2,181,320	0	2,181,320
Novartis AG	2,181,320	13.6%	0	2,181,320	0	2,181,320

Novartis Bioventures Ltd. is the record owner of 2,181,320 shares of Common Shares of the Issuer. As the indirect parent of Novartis Bioventures, Ltd., Novartis AG may be deemed to share beneficial ownership of these securities.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. N5749R 100	Schedule 13G	Page 5 of 6 Pages

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement

CUSIP No. N5749R 100	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2016

Novartis Bioventures Ltd.

/s/ Simon Zivi
Name:	Simon Zivi
Title:	Chairman

/s/ Laurieann Chaikowsky
Name:	Laurieann Chaikowsky
Title:	Authorized Signatory

Novartis AG

/s/ Simon Zivi
Name:	Simon Zivi
Title:	Authorized Signatory

/s/ Laurieann Chaikowsky
Name:	Laurieann Chaikowsky
Title:	Authorized Signatory